Exhibit 3.01

ACTION WITH RESPECT TO BYLAWS

At a meeting of the Board of Directors (“Board”) of Quality Systems, Inc., a California corporation (the “Corporation”), duly held on August 4, 2006, and in accordance with Article V, Section 8 of the Corporation’s Amended and Restated Bylaws (“Bylaws”), the Board approved an increase in the size of the Board from eight members to nine members. The increase became effective on September 20, 2006, upon election of the nine directors at the Corporation’s 2006 Annual Shareholders’ Meeting (the “Effective Time”).

Accordingly, the final sentence of Article III, Section 2 of the Bylaws has been revised so that as of the Effective Time, Article III, Section 2 of the Bylaws reads in its entirety as follows:

Section 2.	NUMBER OF DIRECTORS.

The authorized number of directors shall be not less than five (5) nor more than nine (9) until changed by amendment of the Articles of Incorporation or by a Bylaw duly adopted by approval of the outstanding shares. The exact number of directors shall be fixed, within the limits specified, by amendment of the next sentence duly adopted either by the Board or the shareholders. The exact number of directors shall be nine (9) until changed as provided in this Section 2.

The remainder of the Corporation’s Bylaws remain in full force and effect.

CERTIFICATE OF SECRETARY

The undersigned certifies that:

(1)           The undersigned is the duly elected and acting Secretary of the Corporation; and

(2)           The foregoing Action with Respect to Bylaws (“Action”) describes an action taken with respect to the Corporation’s Bylaws, as duly adopted and approved at a meeting of the Board on August 4, 2006, to be effective as of the Effective Time specified in the Action.

IN WITNESS WHEREOF, I have hereunto subscribed my name on September 20, 2006.

/s/ PAUL HOLT

  Paul Holt, Secretary